                                      EXHIBIT 99

               SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER PRIVATE
             SECURITIES LITIGATION REFORM ACT OF 1995; CERTAIN CAUTIONARY
                                      STATEMENTS


    Magellan Health Services, Inc. (the "Company") and its representatives may make forward looking statements (as such term is defined in the Private Securities Litigation Reform Act) from time-to-time. The Company wants to invoke to the fullest extent possible the protection of the Private Securities Litigating Reform Act and the judicially created "bespeaks caution" doctrine with respect to such statements. Accordingly, the Company is filing this
Exhibit 99, which lists certain factors that may cause actual results to differ materially from those in such forward looking statements.

    This list is not necessarily exhaustive. The Company operates in a rapidly changing business, and new risk factors emerge periodically. There can be no assurance that this Exhibit lists all material risks to the Company at any specific point in time.

Impact of the Crescent Transactions

    The Company relinquished control of Charter Behavioral Health Systems ("CBHS") upon consummation of the Cresent Transactions. Magellan's operational input in CBHS will be limited to those rights provided by the franchise agreements and the CBHS Operating Agreement.

    The Franchise Fees payable to the Company by CBHS are subordinated in payment to the $41.7 million annual base rent, 5% minimum escalator rent and, in certain circumstances, the additional rent due Crescent under the CBHS Facilities Lease. If CBHS encounters a decline in earnings or financial difficulties, such amounts due Crescent will be paid before any Franchise Fees are paid. The remainder of CBHS' available cash will then be applied in such order of priority as CBHS may determine, in the reasonable discretion of the CBHS board, to all other operating expenses of CBHS, including the current and accumulated Franchise Fees. The Company will be entitled to pursue all available remedies for breach of the Master Franchise Agreement, except that the Company does not have the right to take any action that could reasonably be expected to force CBHS into bankruptcy or receivership. In addition, if CBHS' encounters a decline in earnings or financial difficulties, it is possible that cash flow from CBHS' operations will not be sufficient to pay all or a portion of the Franchise Fees when due, which could have a material adverse effect on Magellan's financial position, earnings and cash flows.

    The Company has used the proceeds of the Crescent Transactions to reduce net interest expense by repaying long-term debt where possible and investing the remaining proceeds in short-term cash equivalents. Although net interest expense will be lower, the Company's reduced earnings as a result of the Crescent Transactions could be even more pronounced until capital resource allocation decisions (e.g., acquisitions) related to the net proceeds from the Crescent Transactions are implemented.

Limitations Imposed by the New Revolving Credit Agreement and Senior Note Indenture

    In May 1994, the Company entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") with certain financial institutions and issued $375 million of Senior Subordinated Notes (the "Senior Notes") to institutional investors. The Credit Agreement was terminated in October 1996 and the Company entered into a new Credit Agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement was terminated in June 1997 as a result of the Crescent Transactions and the Company entered into a New Revolving Credit Agreement (the"New Revolving Credit Agreement"). The New Revolving Credit Agreement and the indenture for the Senior Notes contain a number of restrictive covenants which, among other things, limit the ability of the Company and certain of its subsidiaries to incur other indebtedness, enter into certain joint venture transactions, incur liens, make certain restricted payments and investments, enter into certain business combination and asset sale transactions, make capital expenditures and repurchase outstanding common stock. These restrictions could adversely affect the Company's ability to conduct its operations, finance its capital needs or to pursue attractive business combinations and joint ventures if such opportunities arise. Under the New Revolving Credit Agreement, the Company also is required to maintain certain specified financial ratios. Failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the New Revolving Credit Agreement and the indenture for the Senior Notes could cause such indebtedness (and by reason of cross-acceleration provisions, other indebtedness) to become immediately due and payable and/or could cause the cessation of funding under the New Revolving Credit Agreement.

Acquisition Growth Strategy

    The Company has historically grown through acquisitions. There can be no assurance that the Company will be able to make successful acquisitions in the future or that any such acquisitions will be successfully integrated into its operations. In addition, future acquisitions could have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions while the acquired operations are being integrated into its operations.

Human Affairs International, Inc. Acquisition and
Potential Adverse Reaction

    On August 5, 1997, the Company announced that it had signed a definitive agreement for the purchase of the Human Affairs International, Inc. ("HAI") for approximately $122.1 million in cash. HAI manages the care of approximately 15 million covered lives through employee assistance programs and managed behavioral health plans. The Company expects to fund the acquisition of HAI with cash on hand. The Company will account for the acquisition of HAI using the purchase method of accounting. The HAI acquisition is subject to federal and state approval and other customary matters and is expected to close in the first quarter of fiscal 1998.

    The Company may be required to make additional contingent payments of up to $300 million to Aetna U.S. Healthcare (the "Contingent Payments") over the five-year period subsequent to closing under certain circumstances. The Company expects to fund the Contingent Payments, if any, with a combination of cash on hand, future cash flows from operations and borrowing capacity under the New Revolving Credit Agreement.

    Magellan and CBHS' hospitals have contracts with behavioral managed care companies other than Green Spring and HAI. Such other companies could decide to terminate their contracts with Magellan and CBHS' hospitals in reaction to the Company's announcement of acquiring one of their major competitors. In addition, many of Green Spring and HAI's customers are competitors in various local markets. The announcement of the HAI acquisition could adversely impact the ability of Green Spring and HAI to attract and retain customers or to effectively negotiate contractual arrangements with new or existing customers. Also, there can be no assurance that HAI will be successfully integrated into Company's operations.

Historical Operating Losses

  The Company experienced losses from continuing operations before reorganization items, extraordinary items and the cumulative effect of a change in accounting principle during each fiscal year since the completion of a management buyout in 1988 through fiscal 1995. Such losses amounted to $81.7 million for the ten-month period ended July 31, 1992, $8.1 million for the two-month period ended September 30, 1992 and $39.6 million, $47.0 million and

$43.0 million for the fiscal years ended September 30, 1993, 1994 and 1995, respectively. The Company reported net revenue and income from continuing operations of approximately $1.35 billion and $32.4 million, respectively, for the year ended September 30, 1996. The Company also reported net revenue and income from continuing operations before extraordinary items of approximately $997.0 million and $24.1 million for the nine months ended June 30, 1996, respectively, compared to net revenue and loss from continuing operations before extraordinary items of $1.0 billion and $5.4 million, respectively, for the nine months ended June 30, 1997. There can be no assurance that the Company's profitability for the year ended September 30, 1996 will continue in future periods. The Company's history of losses could have an adverse effect on its operations.

Potential Hospital Closures

  CBHS' management continually assesses events and changes in circumstances that could effect its business strategy and the viability of its operations. During fiscal 1995 and 1996, Magellan consolidated, closed or sold 15 and 9 psychiatric hospitals, respectively. During fiscal 1997, Magellan consolidated, closed or sold three psychiatric hospitals and its one general
hospital.   Magellan recorded charges against income, as a result of these consolidations, closures and sales. CBHS may pursue acquisitions in markets where it does not currently have a presence and in markets where it has existing hospital operations. CBHS' management may elect to consolidate services in selected markets by closing additional facilities in future periods depending on market conditions and evolving business strategies. If CBHS closes additional psychiatric hospitals in future periods, it could result in charges to income for the cost necessary to exit the hospital operations, which would result in lower equity in earnings of CBHS for the Company.

Potential Reductions in Reimbursement by
Third-Party Payers and Changes in Hospital Payer Mix

  Magellan and CBHS hospitals have been adversely affected by factors influencing the entire psychiatric hospital industry. Factors which have affected psychiatric hospitals include (i) the imposition of more stringent length of stay and admission criteria and other cost containment measures by payers; (ii) the failure of reimbursement rate increases from certain payers that reimburse on a per diem or other discounted basis to offset increases in the cost of providing services; (iii) an increase in the percentage of its business that the Company derives from payers that reimburse on a per diem or other discounted basis; (iv) a trend toward higher deductibles and co-insurance for individual patients; (v) pricing pressure related to increasing rate of claims denials by third party payers; and (vi) a trend toward limiting employee health benefits, such as reductions in annual and lifetime limits on mental health coverage. Any of these factors could result in reductions in the amounts that Magellan and CBHS hospitals can expect to collect per patient day for services provided.

  For the fiscal year ended September 30, 1996, the Company derived approximately 21% of its gross psychiatric patient service revenue from managed care organizations (primarily HMOs and PPOs, as hereinafter defined), 25% from other private payers (primarily commercial insurance and Blue Cross), 28% from Medicare, 17% from Medicaid, 3% from the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS") and 6% from other government programs. Changes in the mix of Magellan and CBHS's patients among the managed care organizations, Medicare and Medicaid categories, and among different types of private-pay sources, can significantly affect the profitability of Magellan and CBHS's hospital operations. Therefore, there can be no assurance that payments under governmental and private third-party payer programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs of providing care to patients covered by such programs.

Dependence on Healthcare Professionals

  Physicians traditionally have been the source of a significant portion of the patients treated at Magellan and CBHS' hospitals. Therefore, the success of Magellan and CBHS's hospitals is dependent in part on the number and quality of the physicians on the medical staffs of its hospitals and their admission practices. A small number of physicians account for a significant portion of patient admissions at some of Magellan and CBHS's hospitals. There can be no assurance that Magellan and CBHS can retain its current physicians on staff or that additional physician relationships will be developed in the future. Furthermore, hospital physicians generally are not employees of Magellan and CBHS and in general, Magellan and CBHS do not have contractual arrangements with hospital physicians restricting the ability of such physicians to practice elsewhere.

Potential General and Professional Liability

  Effective June 1, 1995, Plymouth Insurance Company, Ltd. ("Plymouth"), a wholly-owned Bermuda subsidiary of the Company, provides general and hospital professional liability insurance up to $25 million per occurrence for the Company's hospitals. All of the risk of losses from $1.5 million to $25 million per occurrence has been reinsured with unaffiliated insurers. The Company also insures with an unaffiliated insurer 100% of the risk of losses between $25 million and $100 million per occurrence, subject to an annual aggregate limit of $75 million. The Company's general and professional liability coverage is written on a "claims made or circumstances reported" basis. For reinsured claims between $10 and $25 million per occurrence, the Company has an annual aggregate limit of coverage of $30 million. For reinsured claims between $1.5 million and $10 million per occurrence, the Company has no significant limitations on the aggregate dollar amounts of coverage.

  For the six years from June 1, 1989 through May 31, 1995, the Company had a similar general and hospital professional liability insurance program. For those years, the per occurrence deductible (with respect to which the Company was self-insured) was $2.5 million for the years ended May 31, 1990 and 1991, $2 million for the years ended May 31, 1992 and 1993 and $1.5 million (relating to the Company's general hospitals sold on September 30, 1993) for the year ended May 31, 1994. For psychiatric hospitals, Plymouth's coverage did not contain a per occurrence deductible for the years ended May 31, 1994 and 1995. In December 1994, the per occurrence deductible for the years ended May 31, 1989 and 1990 was eliminated. Plymouth provides coverage with no per occurrence deductible for hospital system claims which had not been paid prior to December 31, 1994. Plymouth does not underwrite any insurance policies with any parties other than the Company or its affiliates and subsidiaries.

  The liability recorded relating to Magellan's general and professional liability may materially increase or decrease from year to year depending, among other things, on the nature and number of new reported claims against Magellan and amounts of settlements of previously reported claims. To date, Magellan has not experienced a loss in excess of policy limits. Management believes that its coverage limits are adequate. However, losses in excess of the limits described above or for which insurance is otherwise unavailable could have a material adverse effect upon the Company.

Potential Expiration and Realization Uncertainties Related to Estimated Tax Net Operating Loss Carryforwards

  As of September 30, 1996, the Company had estimated tax net operating loss ("NOL") carryforwards of approximately $250 million available to reduce future federal taxable income. These NOL carryforwards expire in 2006 through 2010 and are subject to adjustment upon examination by the Internal Revenue Service. Due to the ownership change which occurred as a result of the Reorganization, the Company's utilization of NOLs generated prior to the effective date of the Reorganization is limited. Based on this limitation and certain other factors, the Company has recorded a valuation allowance of approximately $102.2 million against the amount of the NOL deferred tax asset at September 30, 1996 that in Management's opinion, is not likely to be recovered. There can be no assurance that these NOL carryforwards will not expire, be reduced or be made subject to further limitations prior to their potential utilization in future periods.

  The Company incurred a gain for federal income tax purposes of approximately $50 million as a result of the Crescent Transactions. The Company intends to utilize net operating loss carryforward ("NOL") to offset such taxable gains to the extent NOLs are available. The expected utilization of NOLs as a result of the Crescent Transactions will accelerate the payment of federal income taxes in future periods, resulting in lower cash flows from operations in future periods.

Governmental Budgetary Constraints and Healthcare Reform

  In the 1995 and 1996 sessions of the United States Congress, the focus of healthcare legislation has been on budgetary and related funding mechanism issues. Both the Congress and the Clinton Administration have made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. If enacted, these proposals would generally reduce Medicare and

Medicaid expenditures.   The Company cannot predict the effect of any such
legislation, if adopted, on its operations or CBHS operations; but the Company anticipates that, although overall Medicare and Medicaid funding may be reduced from projected levels, the changes in such programs may provide opportunities to the Company to obtain increased Medicare and Medicaid business through risk-sharing or partial risk-sharing contracts with managed care plans and state Medicaid programs.

  A number of states in which the Company and CBHS have operations have either adopted or are considering the adoption of healthcare reform proposals of general applicability or Medicaid reform proposals, partly in response to possible changes in Medicaid law. Where adopted, these state reform laws have often not yet been fully implemented. The Company cannot predict the effect of these state healthcare reform and Medicaid reform laws on its operations or CBHS operations.

Provider Business-Competition

  Each of Magellan and CBHS's hospitals competes with other hospitals, some of which are larger and have greater financial resources. Some competing hospitals are owned and operated by governmental agencies, others by nonprofit organizations supported by endowments and charitable contributions and others by proprietary hospital corporations. The hospitals frequently draw patients from areas outside their immediate locale and, therefore, the Company's hospitals may, in certain markets, compete with both local and distant hospitals. In addition, Magellan and CBHS's hospitals compete not only with other psychiatric hospitals, but also with psychiatric units in general hospitals, and outpatient services provided by Magellan and CBHS may compete with private practicing mental health professionals and publicly funded mental health centers. The competitive position of a hospital is, to a significant degree, dependent upon the number and quality of physicians who practice at the hospital and who are members of its medical staff. The Company has entered into joint venture arrangements with other healthcare providers in certain markets to promote more efficiency in the local delivery system. The Company believes that its provider business and CBHS compete effectively with respect to the aforementioned factors. However, there can be no assurance that Magellan or CBHS will be able to compete successfully in the provider business in the future.

  Competition among hospitals and other healthcare providers for patients has intensified in recent years. During this period, hospital occupancy rates for inpatient behavioral care patients in the United States have declined as a result of cost containment pressures, changing technology, changes in reimbursement, changes in practice patterns from inpatient to outpatient treatment and other factors. In recent years, the competitive position of hospitals has been affected by the ability of such hospitals to obtain contracts with Preferred Provider Organizations ("PPO's"), Health Maintenance Organizations ("HMO's") and other managed care programs to provide inpatient and other services. Such contracts normally involve a discount from the hospital's established charges, but provide a base of patient referrals. These contracts also frequently provide for pre-admission certification and for concurrent length of stay reviews. The importance of obtaining contracts with HMO's, PPO's and other managed care companies varies from market to market, depending on the individual market strength of the managed care companies. State certificate of
need laws regulate   the Company and its competitors' ability to build new
hospitals and to expand existing hospital facilities and services. These laws do provide some protection from competition, as their interest is to prevent duplication of services. In most cases, these laws do not restrict the ability
of the Company or its competitors to offer new outpatient services.   As of June
30, 1997, the Company operated three hospitals in two states (Louisiana, New Mexico) and CBHS operated 35 hospitals in 10 states (Arizona, Arkansas, California, Colorado, Indiana, Kansas, Nevada, South Dakota, Texas and Utah) which do not have certificate of need laws applicable to hospitals.


Managed Care Business - Competition

   The managed healthcare industry is being affected by various external factors including rising healthcare costs, intense price competition, and market consolidation by major managed care companies. Magellan faces competition from a number of sources including other behavioral health managed care companies and traditional full service managed care companies that contract to provide behavioral healthcare benefits. Also, to a lesser extent, competition exists from fully capitated multi-specialty medical groups and individual practice associations that directly contract with managed care companies and other customers to provide and manage all components of healthcare for the members including the behavioral healthcare component. The Company believes that the most significant factors in a customer's selection of a managed behavioral healthcare company include price, the extent and depth of provider networks and quality of services. The Company also believes that the acquisition of Green Spring and potential acquisition of HAI creates opportunities to enhance its revenues through managed care contracts utilizing the continuum of care and through information systems that support care management and at-risk pricing mechanisms, although no such assurance can be given. Management believes that its managed care business competes effectively with respect to these factors. However, there can be no assurance that Magellan will be able to compete successfully in the managed care business in the future.

Regulatory Environment

  The federal government and all states in which the Company and CBHS' operate regulate various aspects of the Company's and CBHS' businesses. Such regulations provide for periodic inspections or other reviews of the Company's and CBHS' provider operations by, among others, state agencies, the United States Department of Health and Human Services (the "Department") and CHAMPUS to determine compliance with their respective standards of care and other applicable conditions of participation which is necessary for continued licensure or participation in identified healthcare programs, including, but not limited to, Medicare, Medicaid and CHAMPUS. The Company and CBHS' are also subject to state regulation regarding the admission and treatment of patients and federal regulations regarding confidentiality of medical records of substance abuse patients. Although the Company and CBHS endeavor to comply with such regulatory requirements, there can be no assurance that the Company and CBHS will always be in full compliance. The failure to obtain or renew any required regulatory approvals or licenses or to qualify for continued participation in identified healthcare programs could adversely affect the Company's and CBHS operations.

  The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments between healthcare providers that are designed to induce overutilization of services paid for by Medicare or Medicaid. Such laws include the anti-kickback provisions of the federal Medicare and Medicaid Patients and Program Protection Act of 1987. These provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. GPA, the Green Springs subsidiary that owns or manages professional group practices, is subject to the federal and the state illegal remuneration, practice of medicine and certain other laws which prohibit the subsidiary from owning, but not managing, professional practices. In addition, some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. The Company endeavors to comply with all federal and state laws applicable to its business. However, a violation of these federal and state laws may result in civil or criminal penalties for individuals or entities or exclusion from participation in identified healthcare programs.

  Magellan's managed care business operations, in some states, are subject to
utilization review, licensure and related state regulation procedures.   Green
Spring provides managed behavioral healthcare services to various Blue Cross/Blue Shield plans that operate Medicare and Medicaid health maintenance organizations or other at-risk managed care programs and that participate in the Blue Cross Federal Employees health program. As a contractor to these Blue Cross/Blue Shield plans, Green Spring is indirectly subject to federal and, with respect to the Medicaid program, state monitoring and regulation of performance and financial reporting requirements. Although Magellan believes that it is in compliance with all current state and federal regulatory requirements applicable to the managed care business it conducts, failure to do so could adversely affect its operations.

  Physician ownership of or investment in healthcare entities to which they refer patients has come under increasing scrutiny at both state and federal levels. Congress passed legislation (commonly referred to as "Stark I") which prohibits physicians from referring Medicare patients for clinical laboratory services to an entity with which the physician has a financial relationship.
The Department recently published final Stark I regulations on August 14, 1995. Such regulations will govern how the Department views and reviews these financial relationships. Additionally, Congress passed legislation (commonly referred to as "Stark II") which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services, including inpatient and outpatient hospital services, to entities in which they have an ownership or investment interest or with which they have a compensation arrangement. The entity is also prohibited from billing the Medicare or Medicaid programs for such services rendered pursuant to a prohibited referral. To the extent designated services are provided by the Company's and CBHS' provider and managed care operations, physicians who have a financial relationship with the Company and CBHS' will be subject to the provisions of Stark II. Some states have passed similar legislation which prohibits the referral of private pay patients. To date, the

Department has not published Stark II regulations. However, the Department indicated that it will review referrals involving any of the designated services under the language and interpretations set forth in the Stark I rule.

  The Company's acquisitions and joint venture activities are also subject to federal antitrust laws. The healthcare industry has recently been an active area of antitrust enforcement action by the United States Federal Trade Commission (the "FTC") and the Department of Justice ("DOJ"). The Company's acquisitions and joint venture arrangements could be the subject of a DOJ or an FTC enforcement action which, if determined adversely to the Company, could have a material adverse effect upon the Company's operations.

  The Company receives from CBHS fixed franchise fees of $78.3 million, which may increase in certain circumstances. The Company provides CBHS with an array of services, including advertising and marketing assistance, risk management services, outcomes monitoring, consultation with respect to matters relating to
CBHS: business in which the Company has expertise and the Company's operation of a telephone call ceter utilizing the "1-800-CHARTER" telephone number. The Company believes that the franchise fee arrangements described above are consistent with the Medicare Law Amendments because such arrangements do not involve the Company's referral of patients to CBHS. However, there can be no assurance that regulatory agencies or private parties will not challenge the Company based on alleged violations of the Medicare Law Amendments.

  Changes in laws or regulations or new interpretations of existing laws or regulations can have an adverse effect on the Company's operating methods, costs, reimbursement amounts and acquisition and joint venture activities. In addition, the healthcare industry is subject to increasing governmental scrutiny, and additional laws and regulations may be enacted which could require changes in the Company's operations. A federal or state agency charged with enforcement of such laws and regulations might assert an interpretation of such laws and resolutions or may increase scrutiny of a previously ignored area, which may require changes in the Company's operations.

Capitation Arrangements

  The Company's managed care business contracts with companies holding state
HMO or insurance company licenses on a capitated or "at-risk" basis where the risk of patient care is assumed by the Company in exchange for a monthly fee per member regardless of utilization level. As of June 30, 1997, approximately 40% of Green Spring's managed care members were under capitated arrangements.
During fiscal 1996, approximately 70% of Green Spring's revenues were from at-risk contracts. Increases in utilization levels under capitated contractual arrangements could adversely effect the operations of the managed care business.

  Some jurisdictions are taking the position that capitated agreements in which the provider bears the risk should be regulated by insurance laws. In this regard, Green Spring's primary customers are comprised of Blue Cross/Blue Shield Plans and other insurance entities which are licensed insurance organizations in their respective states. Green Spring offers "carved out" managed mental health benefits, on a wholesale basis, as a vendor to the regulated insurance organizations. Most current employer group relationships are also contracted through the respective regulated insurance organizations. However, as Magellan and Green Spring develop more direct risk arrangements on a retail basis directly with employer groups or other non-insurance entity customers, the Company may be required to obtain insurance licenses in the respective states where the direct risk arrangements are to be pursued. There can be no assurance that the Company can obtain the insurance licenses required by the respective states in a timely or cost effective manner to respond to market demand.

Mental Health Parity Legislation

  In October 1996, President Clinton signed a bill submitted by the U.S. Congress that prohibits health plans from setting annual or lifetime caps on mental health coverage ("parity") at levels below those set for general medical/surgical healthcare services. The bill does not require a health plan to offer or provide mental health services and does not affect other terms and conditions of health plans, such as inpatient day or outpatient visit limits or scope of benefits, nor does this bill prohibit health plans from utilizing other forms of cost containment. The definition of mental health services in the bill excludes substance abuse and chemical dependency. The effective date for the parity legislation is January 1, 1998. Other key components of the parity legislation are as follows:

1) Employers with 50 or fewer employees are exempt from the parity legislation.

2) Health plans that incur increased costs of 1% or more as a result of the parity legislation will be exempt.

3) The parity legislation expires on September 30, 2001 unless extended by Congress.

  The Company views the parity legislation as an acknowledgment by the Federal government of the importance of effective treatment of mental health disorders for society in general. The parity legislation could result in cost containment mechanisms by third party payers such as the elimination of mental health benefit plans or encouraging the utilization of managed care organizations to administer mental health benefit plans, which could both result in lower demand and lower revenue per equivalent patient day in the Company's provider business. However, this bill is subject to administrative and judicial interpretation, neither of which the Company is able to predict. There can be no assurance that such interpretations will not adversely effect the Company's businesses.

Possible Volatility of Stock Price

  The Company believes factors such as announcements with respect to healthcare reform measures, reductions in government healthcare program projected expenditures, acquisitions and quarter-to-quarter and year-to-year variations in financial results could cause the market price of Magellan Common Stock to fluctuate substantially. Any such adverse announcement with respect to healthcare reform measures or program expenditures, acquisitions or any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Magellan Common Stock in any given period. As a result, the market for Magellan Common Stock may experience price and volume fluctuations unrelated to the operating performance of Magellan.